Via Facsimile and U.S. Mail
Mail Stop 6010

September 6, 2005

Mr. William J. Davis
Chief Financial Officer
Allscripts Healthcare Solutions, Inc.
222 Merchandise Mart Plaza
Suite 2024
Chicago, IL 60654

Re: Allscripts Healthcare Solutions, Inc.
  Form 10-K for the fiscal year ended December 31, 2004
  File No. 000-32085

Dear Mr. Davis:

 We have completed our review of your Form 10-K and have no
further comments at this time.

        Sincerely,

        Kevin Woody
        Branch Chief

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Mr. William J. Davis
Allscripts Healthcare Solutions, Inc.